Filed Pursuant to Rule 424(b)(3) File Nos. 333-215074 and 811-23221

FS CREDIT INCOME FUND

Supplement dated December 2, 2025

to

Prospectus dated March 1, 2025

This supplement contains information which amends, supplements or modifies certain information contained in the Prospectus of FS Credit Income Fund (the “Fund”), dated March 1, 2025 (as may be supplemented and amended, the “Prospectus”). Capitalized terms used in this supplement have the same meanings as in the Prospectus, unless otherwise stated herein.

You should carefully consider the “Types of Investments and Related Risks” beginning on page 38 of the Prospectus before you decide to invest in the Fund’s Shares.

Effective December 2, 2025, the language under the section entitled “Summary of Terms—Management Fee” of the Prospectus is removed in its entirety and replaced with the following:

Under the Fund’s Investment Advisory Agreement (the “Investment Advisory Agreement”), FS Credit Income Advisor is entitled to a management fee, calculated and payable quarterly in arrears, at the annual rate of 1.00% of the average daily value of the Fund’s gross assets (the “Management Fee”). In addition, FS Credit Income Advisor has contractually agreed for the period from December 1, 2024 through March 31, 2026, to waive the management fee to which it is entitled under the Investment Advisory Agreement so that the fee received equals 0.00% of the average daily value of the Fund’s gross assets. The Management Fee may or may not be taken in whole or in part at the discretion of FS Credit Income Advisor. All or any part of the Management Fee not taken as to any quarter will be deferred without interest and may be taken in any such other quarter as FS Credit Income Advisor may determine. The Management Fee for any partial quarter will be appropriately prorated.

Effective December 2, 2025, the first paragraph under the section entitled “Management FeeS—Management Fee” of the Prospectus is removed in its entirety and replaced with the following:

Under the Investment Advisory Agreement, FS Credit Income Advisor is entitled to a Management Fee, calculated and payable quarterly in arrears, at the annual rate of 1.00% of the average daily value of the Fund’s gross assets. In addition, FS Credit Income Advisor has contractually agreed for the period from December 1, 2024 through March 31, 2026, to waive the management fee to which it is entitled under the Investment Advisory Agreement so that the fee received equals 0.00% of the average daily value of the Fund’s gross assets. The Management Fee may or may not be taken in whole or in part at the discretion of FS Credit Income Advisor. All or any part of the Management Fee not taken as to any quarter will be deferred without interest and may be taken in any such other quarter as FS Credit Income Advisor may determine. The Management Fee for any partial quarter will be appropriately prorated.

Please retain this supplement with the Prospectus for future reference.